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                                                   UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549

                                                    FORM 12b-25
                                             SEC File Number: 0-28868

                                            NOTIFICATION OF LATE FILING

 (Check One) __ Form 10-K __ Form 20-F __ Form 11-K _X_ Form 10-Q __ Form N-SAR


                 For Period Ended: September 30, 1999

   [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE
PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Full Name of Registrant:              Leading Edge Packaging, Inc.


Former Name if Applicable

Address of Principal Executive Office (Street and Number):
 Empire State Building, 350 Fifth Avenue, Suite 3922
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City, State and Zip Code:   New York, NY 10018
                            ------------------





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                        PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

            |   (a) The reasons described in reasonable detail in Part III of
            |   this form could not be eliminated without unreasonable effort
            |   or expense;
            |
            |   (b) The subject annual report, semi-annual report, transition
            |   report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
    [ X ]   |   thereof, will be filed on or before the fifteenth calendar
            |   day following the prescribed due date; or the subject quarterly
            |   report of transition report on Form 10-Q, or portion thereof
            |   will be filed on or before the fifth calendar day following the
            |   prescribed due date; and
            |
            |   (c) The accountant's statement or other exhibit required by
            |   Rule 12b-25(c) has been attached if applicable.



                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period:

         Because of difficulty compiling and presenting data with respect to its overseas subsidiaries as well as the need to de-consolidate data with respect to its former subsidiaries, the Company was unable to complete its Quarterly Report on Form 10-Q in time for filing by the end of business on November 15, 1999. The Company is current with respect to all prior "reporting requirements" and is diligently endeavoring to complete the filing of its 10-Q in as expeditious a manner as possible in light of the circumstances described above. The Company, therefore, requests an extension within which to file its Form 10-Q for the three months ended September 30, 1999 of five calendar days following the prescribed due date as indicated in Part II (b) of the Form 12b-25.


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Casey K. Tjang                                  (732)225-6868
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            (Name)                               (Area Code) (Telephone Number)



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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). X Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof? Yes X   No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         LEADING EDGE PACKAGING, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    November 15, 1999          By: /s/  Casey K. Tjang
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                                       Casey K. Tjang, President and Chief
                                       Financial Officer (Principal Accounting
                                       Officer)